October 26, 2011

VIA EDGAR

Ms. Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street NE

Washington D.C.  20549-8626

RE:

The Arbitrage Funds (the “Registrant” or the “Fund(s)”) - Notification of Late Filing on Form 12b-25 (the “Form”)

Investment Company Act File No. 811-09815

Dear Ms. DiAngelo,

On behalf of the Registrant, this letter responds to your comments communicated via writing to the Registrant on September 26, 2011 with respect to the review by the Securities and Exchange Commission (the “Commission”) of the Registrant’s Form.

Set forth in the numbered paragraphs below are your comments of September 26, 2011, followed by the Registrant’s responses.  In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR.

1)

Comment:  We have evaluated your response to Part III of the Form and have found your reasons for the extension of time, or lack thereof, to be insufficient.

Response:  There were certain delays in the gathering and processing of information necessary to complete the N-SAR filing.  Due to these unforeseen circumstances, the Registrant’s officers believed it in the best interest of the Funds to file for an extension via the Form rather than submit a timely, yet incomplete or inaccurate filing.

*****

Please feel free to contact the undersigned at 720.917.0616 should you have any questions.

Sincerely,

/s/ Matthew Hemberger

Matthew Hemberger

Chief Compliance Officer, The Arbitrage Funds

cc:

Board of Trustees, The Arbitrage Funds

            Kim Storms, Chief Financial Officer, The Arbitrage Funds

Richard Teigen, Foley & Lardner LLP

Peter Fetzer, Foley & Lardner LLP

Richard Wagner, Tait Weller & Baker LLP

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